Filed by Extraction Oil & Gas, Inc.

(Commission File No. 001-37907)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Extraction Oil & Gas, Inc.

(Commission File No. 001-37907)

Letter to Extraction Employees

June 7, 2021

Team,

Just a few weeks ago, we wrote to you with excitement about our decision to merge with Bonanza Creek and form Civitas Resources – a new energy leader that we expect will be the largest pure-play energy producer in the DJ Basin and Colorado’s first carbon neutral oil & gas producer.

To further support and advance these goals, we are pleased to share with you that we have come to terms on another strategic combination. Today we are announcing we’ve reached an agreement to acquire Crestone Peak Resources – another leading energy producer in the region. A copy of the release describing the transaction can be found attached to this email.

Crestone’s operations and values strongly complement Civitas and will advance our position as the preferred consolidation partner in the DJ Basin. We believe Crestone operates premium assets that will quickly and exponentially scale our own operations and in-basin diversification.  Together, we will manage more than half a million net acres with an estimated production base of approximately 160,000 barrels of oil equivalent per day. Crestone also embraces our business model, defined by creating value for all stakeholders, responsible growth, and a commitment to best-in-class environmental and community leadership.

We believe our acquisition of Crestone will accelerate our progress toward becoming one of the most durable, profitable, well-capitalized and responsible producers in the DJ Basin – as well as advance our commitment to achieve net-zero emissions.

Though there are many exciting things in store for our company, as for now, it is business as usual. Our combinations with Bonanza Creek and Crestone are not expected to close until the third calendar quarter of this year, at which point we will operate as Civitas. Given this, our focus remains on our work, and we have complete confidence that you will continue performing at the highest operating and safety standards for which Extraction is known.

As with our prior announcement, there may be some media interest. If you are contacted by the media, please refer them to Brian Cain at bcain@extractionog.com.

Finally, we would like to thank you for your continued support and dedication. Without your hard work and commitment, none of these achievements would have been possible.

Tom and Matt

No Offer or Solicitation

This communication relates to merger transactions between XOG and BCEI and between XOG, Crestone Peak and BCEI (collectively, the “Mergers” or the “Transactions”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval, in any jurisdiction, with respect to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of the securities referred to in this document in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Offers of securities with respect to the BCEI Merger and offers of securities to certain holders with respect to the Crestone Merger shall be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). BCEI intends to issue the merger consideration in connection with the Crestone Merger to certain holders in reliance on the exemptions from registration requirements under the Securities Act, pursuant to Section 4(a)(2) thereof.

Important Additional Information

In connection with the Transactions, XOG and BCEI intend to file materials with the SEC, including (1) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) and (2) a Registration Statement on Form S-4 with respect to the BCEI Merger (the “Registration Statement”), of which the Joint Proxy Statement will be a part. After the Registration Statement is declared effective by the SEC, XOG and BCEI intend to send the definitive form of the Joint Proxy Statement to the shareholders of XOG and the shareholders of BCEI. These documents are not substitutes for the Joint Proxy Statement or Registration Statement or for any other document that XOG or BCEI may file with the SEC and send to XOG’s shareholders or BCEI’s shareholders in connection with the Transactions. INVESTORS AND SECURITY HOLDERS OF XOG AND BCEI ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY XOG AND BCEI WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT XOG, BCEI, CRESTONE PEAK, THE TRANSACTIONS, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement, as each may be amended from time to time, and other relevant documents filed by XOG and BCEI with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by XOG will be available free of charge from XOG’s website at www.extractionog.com under the “Investor Relations” tab or by contacting XOG’s Investor Relations Department at (720) 974-7773 or ir@extractionog.com. Copies of documents filed with the SEC by BCEI will be available free of charge from BCEI’s website at www.bonanzacrk.com under the “Investor Relations” tab or by contacting BCEI’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com.

Participants in the Solicitation

XOG, BCEI and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from XOG’s shareholders and BCEI’s shareholders in connection with the Transactions. Information regarding the executive officers and directors of XOG is included in its Annual Report on Form 10-K/A filed with the SEC on April 30, 2021. Information regarding the executive officers and directors of BCEI is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on April 28, 2021. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement, Joint Proxy Statement and other materials when they are filed with the SEC in connection with the Transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements and Cautionary Statements

Certain statements in this document concerning the Transactions, including any statements regarding the expected timetable for completing the Transactions, the results, effects, benefits and synergies of the Transactions, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding XOG’s, BCEI’s or Crestone Peak’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding XOG’s, BCEI’s and Crestone Peak’s plans and expectations with respect to the Transactions and the anticipated impact of the Transactions on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of BCEI may not approve the issuance of new shares of BCEI Common Stock in the Transactions or that shareholders of XOG may not approve the BCEI Merger Agreement; the risk that a condition to closing of the Transactions may not be satisfied, that either party may terminate the BCEI Merger Agreement or the Crestone Peak Merger Agreement or that the closing of the Transactions might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of XOG, BCEI and Crestone Peak; the effects of the business combination of XOG, BCEI and Crestone Peak, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the Transactions; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transactions. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in XOG’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed amended Annual Report on Form 10-K/A and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, each of which is on file with the SEC and available from XOG’s website at www.extractionog.com under the “Investor Relations” tab, and in other documents XOG files with the SEC, and in BCEI’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, each of which is on file with the SEC and available from BCEI’s website at www.bonanzacrk.com under the “Investor Relations” tab, and in other documents BCEI files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither XOG nor BCEI assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

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